EXHIBIT 99.1

News Release

For Immediate Release	Date: June 26, 2025
25-17-TR

Teck Named to 2025 Best 50 Corporate Citizens in Canada

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck”) has been named as one of Corporate Knights’ 2025 Best 50 Corporate Citizens in Canada. This marks the 19th consecutive year Teck has been named as one of the Best 50 companies by Corporate Knights.

“As Canada’s critical minerals champion, our team is committed to responsibly producing the metals the world needs for economic growth, energy security and global innovation,” said Jonathan Price, President and CEO. “We are honoured to be named one of Canada’s Best 50 Corporate Citizens for the 19th consecutive year, reflecting the commitment of our people who care deeply about our communities and the environment.”

The Best 50 Corporate Citizens in Canada are each evaluated on a set of up to 25 environmental, social and governance indicators including board diversity, resource efficiency, financial management, sustainable revenue and sustainable investment. For more information about the Best 50 Corporate Citizens in Canada and the full rankings, visit https://www.corporateknights.com/rankings/best-50-rankings/.

About Teck
Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Emma Chapman

Vice President, Investor Relations

+44.207.509.6576

Emma.chapman@teck.com

Media Contact:

Dale Steeves

Director, External Communications

236.987.7405

dale.steeves@teck.com